Exhibit 99.1

October 10, 2017 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING ANNOUNCES THE APPOINTMENT OF DON HAINS TO THE ADVISORY BOARD

Vancouver, British Columbia - Bearing Lithium Corp. ("Bearing" or the "Company") (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce the appointment of Mr. Don Hains to the Advisory Board.

Mr. Hains is an industrial minerals exploration and economic geologist with more than 30 years of experience in development, use and analysis of industrial minerals properties and materials. He has held product research and business development responsibilities with Fiberglas Canada Inc. and Domtar Construction Materials, and has been consulting in the field of industrial minerals markets and economics for the past 30 years. His experience encompasses most of the industrial minerals and several specialty metals, especially antimony, lithium, tantalum, niobium, gallium, germanium and rare earths. Assignments have ranged from valuation reports to feasibility and market studies. He is a registered professional geoscientist in Ontario and a Professional Member of the SME. Don is the author of the Best Practice Guidelines for Reporting of Lithium Brine Resources and Reserves and a co-author of the Best Practice Guidelines for Reporting on Industrial Minerals Resources and Reserves. These guideline documents provide recommended best practice when reporting resources and reserves under NI 43-101.

Jeremy Poirier, Bearing's president and Chief Executive Officer, commented: "We are excited to have Don Hains join Bearing’s Advisory Board. Don is well regarded as a global lithium expert, having worked on dozens of lithium projects worldwide, and having authored the guidelines for best practices for lithium brine resources under NI 43-101. Don brings a wealth of experience and we welcome him to the company.”

In connection with his appointment, Mr. Hains has been granted 30,000 incentive stock options (“Options”). Each Option allows him to acquire one common share of the Company at an exercise price of $0.80 for a period of four years.

About Bearing Lithium Corp.

Bearing Lithium Corp. is a mineral exploration and development company, primarily focused on lithium. Its primary asset is a free-carried 17.7% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in H1/18, are fully-funded by their earn-in joint-venture partner. Bearing also holds a portfolio of grass-roots exploration projects in the gold district of the Yukon, which are currently optioned to Golden Predator, and a lithium project in Nevada, which is currently optioned to First Division Ventures Inc.

ON BEHALF OF THE BOARD

Signed "Jeremy Poirier"

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: completion of a Prefeasibility Study, and completion of a Definitive Feasibility Study. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga Project is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by Bearing, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the occurrence of unexpected financial obligations, fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, Bearing does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.